U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                FORM 12b-25
                                                            SEC FILE NUMBER
                                                                [000-31380]

                        NOTIFICATION OF LATE FILING

                              [X] Form 10-QSB

                                                              CUSIP NUMBER
                                                                [049375108]

                For the Quarterly Period Ended June 30, 2004

                       Part I Registrant Information

               Full Name of Registrant:  Atlas Mining Company

         Address of Principal Executive Office (Street and Number)
                  630 East Mullan Ave.Osburn, Idaho 83849

Part II   Rules 12b-25(b) and (c)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b) The subject Quarterly Report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date.

Part III  Narrative

     The Report on Form 10-QSB for Atlas Mining Company (the "Company") for the quarterly period ended June 30, 2004, is due to be filed on August 16, 2004. The Company needs additional time to complete its review of its balance sheet, and to file an accurate quarterly report. The Company expects that its Form 10-QSB will be filed before August 21, 2004.

Part IV   Other Information

(1) Name and telephone number of person to contact in regard to this information.

     William Jacobson    (208) 556-1181

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X]  Yes  [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [  ] Yes  [ X]  No


                                 Signatures

     Atlas Mining Company has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              ATLAS MINING COMPANY

Date: August 16, 2004         /S/ William Jacobson
                              -----------------------------------------
                              William Jacobson, Chief Executive Officer